

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 26, 2018

<u>Via E-mail</u>
Geoffry P. Andres
Property President
Studio City International Holdings Limited
36/F, The Centrium
60 Wyndham Street
Hong Kong

> **Re: Studio City International Holdings Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted June 13, 2018**
> **CIK No. 0001713334**

Dear Mr. Andres:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Related Party Transactions, page 174</u>

1. Please disclose the approximate dollar amount of the Gaming Operator's interest in the Services and Right to Use Arrangements to provide additional context regarding the extent of this transaction. See Item 4 of Form F-1 and Item 7.B of Form 20-F.

<u>Note 14. Related Party Transactions, page F-47</u>

2. We note your responses to comments 6 and 7. Please provide an example of the journal entries you record to reflect the revenues, costs, amounts billed and reimbursed to the Gaming Operator for rooms and food and beverage complementaries provided to Studio

City and non-Studio City gaming patrons. Tell us how you determined these complementaries should be recorded as non-gaming revenue including how you considered your reimbursement to the Gaming Operator for these complementaries. Additionally, please clarify how complementaries for non-Studio City gaming patrons are considered in your analysis. Cite all relevant accounting literature within your response.

3. Notwithstanding the above, please tell us the amounts of related party revenues recorded for Studio City gaming patrons and non-Studio City gaming patrons as of December 31, 2017 and March 31, 2018 and include a footnote to the table on this page and on page F-15 to clarify what these revenues represent.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Jacqueline Wenchen Tang, Esq.